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                            September 20, 2022

       Michael Lee
       President and Chief Executive Officer
       UMeWorld Ltd
       Unit B.12/F
       Hang Seng Causeway Bay Building
       28 Yee Wo Street
       Causeway Bay
       Hong Kong, China

                                                        Re: UMeWorld Ltd
                                                            Amended Form 20-F
for the Year Ended September 30, 2021
                                                            Filed February 17,
2022
                                                            File No. 000-30813

       Dear Mr. Lee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Form 20-F Filed on February 17, 2022

       Cover Page

   1.                                                   Please disclose
prominently, following the cover page, that you are not a Chinese operating company but a
British Virgin Islands holding company with operations
                                                        conducted by your
subsidiaries and through contractual arrangements with a variable interest entity (VIE)
based in China and that this structure involves unique risks to investors. If true,
disclose that these contracts have not been tested in court. Explain whether your VIE
structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies, and disclose that investors may never hold equity interests in the
Chinese operating company. Your disclosure should acknowledge that
 Michael Lee
FirstName
UMeWorldLastNameMichael   Lee
           Ltd
Comapany 20,
September NameUMeWorld
              2022        Ltd
September
Page 2    20, 2022 Page 2
FirstName LastName
         Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. At the forefront of your filing prominently disclosure information regarding the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor, J&S Associates, or its participating auditor, HKCM CPA
         &Co. (a Hong Kong registered auditing firm) are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign
         Companies Accountable Act and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
3. At the forefront of your filing clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. For
example, disclose, if true, that
         your subsidiaries and/or your VIE conduct operations in China, that your VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity
         (including the domicile) in which investors hold an interest.
4. At the forefront of your filing, and in the Liquidity and Capital Resources section on page
         36, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and your consolidated VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify
 Michael Lee
FirstName
UMeWorldLastNameMichael   Lee
           Ltd
Comapany 20,
September NameUMeWorld
              2022        Ltd
September
Page 3    20, 2022 Page 3
FirstName LastName
         dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or your consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements.

D. Risk Factors, page 8

5. In the forepart of your risk factors section, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your securities and cause the value of such securities to significantly decline or be worthless.
6. We note that the PCAOB indicates that HKCM CPA & Co, a Hong Kong registered auditing firm, appears to have participated in J&S
Associate's audit of
         your financial statements. We note that HKCM CPA & Co. is currently subject to the
         PCAOB's board's determination under the Holding Foreign Companies Accountable Act.
         Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security. Please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Michael Lee
FirstName
UMeWorldLastNameMichael   Lee
           Ltd
Comapany 20,
September NameUMeWorld
              2022        Ltd
September
Page 4    20, 2022 Page 4
FirstName LastName
Item 4. Information of the Company
C. Organizational Structure, page 31

8.       Revise your corporate structure diagram to not use solid lines with arrows when
         describing the VIEs. Instead consider using dashed lines without arrows when describing the VIEs. Also, revise to make it clear how UMeLook Limited (HK) owns UMeLook
         (Guangzhou) Information Technology Co. Ltd. (UMeLook GuangZhou). Your current diagram does not show a solid or a dashed line between these two entities.
9.       We note your statement that,    These contractual arrangements allow
us to exercise
         effective control over our VIE and receive substantially all of the economic benefits of our
         VIE    We also note your heading on page 32 which states,
Agreements that provide us
         with effective control over the VIE.    In this regard, please refrain
from implying that the
         contractual agreements are equivalent to equity ownership in the business of the VIE.
         Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the
         VIE under U.S. GAAP. Your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
10. We note that your consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash, page F-11

11. We note your statement that cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. This statement appears to contradict your statement on page 38. Please clarify and revise your disclosure to address the following:
 Michael Lee
UMeWorld Ltd
September 20, 2022
Page 5
                Disclose the jurisdiction that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;
                Disclose any restrictions associated with the transfer of cash outside its current jurisdiction;
                Disclose how cash is transferred through your organization; Disclose your intentions to distribute earnings or settle amounts owed to the parent
              holding company; and
                State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your U.S.
              investors, and quantify the amounts where applicable.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Inessa
Kessman, Senior Staff Accountant, at 202-551-3371with any questions.



FirstName LastNameMichael Lee                                  Sincerely,
Comapany NameUMeWorld Ltd
                                                               Division of
Corporation Finance
September 20, 2022 Page 5                                      Office of
Technology
FirstName LastName